FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-231553

February 16, 2021

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the registration statement, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ENBRIDGE INC.

$500,000,000 Floating Rate Senior Notes due 2023

Issuer:	Enbridge Inc.
Guarantors:	Spectra Energy Partners, LP Enbridge Energy Partners, L.P.
Security Type:	Senior Unsecured Notes
Pricing Date:	February 16, 2021
Settlement Date: (T+3)	February 19, 2021
Maturity Date:	February 17, 2023
Principal Amount:	US$500,000,000
Interest Rate:	Compounded SOFR plus the Margin.
Compounded SOFR	A compounded average of daily SOFR determined for each quarterly Interest Period in accordance with the specific formula described under “Description of the Notes and the Guarantees — Principal and Interest — Compounded SOFR” in the prospectus supplement filed with the SEC for the offering to which this communication relates.
Margin	0.40% per annum (40 basis points)
Day Count Convention	Actual/360
Interest Periods	Each quarterly period from, and including an Interest Payment Date (or, in the case of the initial Interest Period, the original issue date) to, but excluding, the immediately succeeding Interest Payment Date (or in the case of the final Interest Period, the Maturity Date).
Interest Payment Dates:	Quarterly on each February 17, May 17, August 17 and November 17, commencing May 17, 2021 and ending on the Maturity Date
Public Offering Price:	100.000%
Redemption:	The Floating Rate Notes due 2023 will not be redeemable prior to their maturity, other than in whole, at any time, if certain changes affecting Canadian withholding taxes occur. See “Description of the Notes and the Guarantees — Redemption — Tax Redemption” contained in the prospectus supplement filed with the SEC for the offering to which this communication relates.
CUSIP / ISIN:	29250N BD6 / US29250NBD66
Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	Deutsche Bank Securities Inc. TD Securities (USA) LLC

Capitalized terms used and not defined herein have the meanings assigned in the issuer’s Preliminary Prospectus Supplement, dated February 16, 2021.

The issuer and guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at (800) 503-4611 or by calling TD Securities (USA) LLC toll-free at (855) 495-9846.

Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No key information document (KID) as required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) or as required by the PRIIPs Regulation as it forms part of domestic UK law by virtue of the European Union (Withdrawal) Act 2018, as amended, has been prepared as not available to retail investors in the EEA or the United Kingdom, respectively.

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